United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March 2003

Valley of the Doce River Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

CVRD - Additional Clarification on 2002 Fourth-Quarter Results

Rio de Janeiro, March 10, 2003 – Companhia Vale do Rio Doce (CVRD) provides additional information about the financial statements for the fourth quarter of 2002 (4Q02), reported to the market in press releases distributed on February 26, 2002.

It is important to point out that the information disclosed below do not affect CVRD’s results, either positively or negatively (net profit, EBITDA, operational cash generation, free cash flow etc.) for the year 2002, either as measured in US GAAP (generally accepted accounting principles in the United States), or in BR GAAP (generally accepted accounting principals in Brazil), both certified by its independent auditors.

Financial statements in US GAAP

1.	EBITDA varied from US$ 483 million in 3Q02 to US$ 406 million in 4Q02.

The reduction in the fourth quarter EBITDA is primarily associated with a drop in adjusted gross revenues of US$ 22 million and an increase of US$ 31 million in the cost of materials. Maintenance expenses of certain equipment classified under the heading “cost of materials” were not linearly accounted during the first nine months of 2002, being accounted, at once, during the 4Q02. For BR GAAP financial statements, an amount of R$ 113 million was accounted as “cost of materials”, due to the same reason. The amount accounted for the 4Q02 can be considered as a non-recurring event, seeing that henceforward maintenance provisions will follow a normal pattern.

EBITDA Calculation US$ million

4Q02

Net Operating Revenues	1,039

COGS	(572)

SG & A Expenses	(22)

Research and Development	(14)

Other Operating Expenses	(25)

Adjustments for Non-cash Items	(62)

Asset Sales	(49)

Others	(13)

EBIT	344

Depreciation and Exhaustion	43

Dividends Received	19

EBITDA	406

2.	Gross revenues from logistics services decreased from US$ 128 million in 3Q02 to US$ 88 million in 4Q02, a total of US$ 216 million for the two quarters.

The actual gross revenues from logistics services amounted to US$ 118 million in 3Q02 and US$ 98 million in 4Q02, amounting to the same total of US$ 216 million for the two quarters just mentioned. The actual reduction in logistics gross revenues between 3Q02 and 4Q02 amounted to US$ 20 million, and was caused, basically, by the impact of the 17.8% dollar appreciation against the real during 4Q02, once logistics revenues are denominated in local currency.

Initially, gross revenues for 3Q02 contained an amount of US$ 10 million, which referred to rail transport services provided to Ferteco, a wholly owned subsidiary of CVRD, whose results are consolidated in the Company's financial statements. Therefore, with the elimination of transactions between CVRD and Ferteco, the actual value for gross logistics revenues in 3Q02 should be US$ 118 million. The amount of US$ 88 million for 4Q02 incorporated the adjustment of US$ 10 million, which as we have just shown, was appropriated to gross revenues in 3Q02.

3.	Gross revenues of kaolin in 3Q02 amounted to US$ 13 million and US$ 2 million in 4Q02.

The effective revenue in 4Q02 amounted to US$ 12 million considering that US$ 10 million was inappropriately eliminated from revenues and from the cost of goods sold. Thus, there was no impact on gross earnings, EBITDA and net earnings in 4Q02.

4.	Gross revenue from the sale of pellets of US$ 79 million in 4Q01 and US$ 203 million in 4Q02.

Pellets sales volume in 4Q02 was 1.829 million tons higher than in 4Q01, which represents an increase in revenues of US$ 52 million, explaining part of the increase. On the other hand, the actual gross revenue from sales of pellets in 4Q01 amounted to US$ 151 million. US$ 72 million, correspondent to the difference between US$ 151 million and the US$ 79 million reported, was appropriated in 4Q01 as gross revenues from iron ore sales.

5.	The average pellet sale price was reported as dropping from US$ 40.43 per ton in 3Q02 to US$ 29.46 per ton in 4Q02.

The effective average prices were US$ 31.98 per ton in 3Q02 and US$ 28.16 per ton in 4Q02, a variation associated with product mix, while the average price for 2002 amounted to US$ 30.97 per ton. In 3Q02, an amount of US$ 26 million was reclassified as revenues from the sale of pellets, having been appropriated as revenues from the sale of iron ore in the first half of the year. Given that there was an increase in revenues without a corresponding increase in volumes, the average sale price was distorted. The average price for the year 2002 was reported in the February 26, 2003 press release as US$ 32.73 per ton. However, the revenue figure used to calculate this average price included US$ 36 million obtained from operational services provided to the five pelletizing plants in Tubarão owned by the joint ventures.

6.	Negative US$ 7 million of gross revenues from the sales of “Other Products”.

This effect was caused by the realocation of revenues, amounting to US$ 7 million obtained from the sales of aluminum hydrate in 3Q02, appropriated as revenue from the sale of “Other Products” to revenues from the sale of “Aluminum Products”, in 4Q02.

7.	Sales, General and Administrative expenses of US$ 79 million in 3Q02 and only US$ 22 million in 4Q02.

The real figures were US$ 65 million in 3Q02 and US$ 36 million in 4Q02. In 3Q02, US$ 14 million, referring to losses in MRS Logística, was appropriated to the Sales, General and Administrative account. In 4Q02 this amount was reclassified under the account headed “Provision for Losses on Equity Investments”. Once adjusted, the reduction observed is also associated to the depreciation of 17.8% in the BRL/USD exchange rate.

8.	Depreciation and exhaustion expenses of US$ 62 million in 3Q02, and US$ 31 million in 4Q02.

Depreciation and exhaustion expenses amounted to US$ 44 million in 3Q02 and US$ 43 million in 4Q02. However, it did not affect the total figure for cost of goods sold in 2002, given that the lower effective value for depreciation and exhaustion expenses (down from US$ 93 million to US$ 87 million) was compensated by an increase of US$ 6 million in other items of the COGS.

Shares in CSN held by VALIA

In 4Q02 the Company carried out a partial reversion of a R$ 139 million provision made in 3Q02, due to the granting of a guaranteed rate of return to VALIA, CVRD’s employee pension fund, on the shares it holds in CSN. These shares were transferred by CVRD to VALIA in March 2001. The reversion of R$134 million, was made because the CSN share price as of December 31, 2002 had reached R$ 51.06, a price very close to the one that meets what is guaranteed in the contract with VALIA for that date, of R$ 51.82 per share.

At the same time, we inform that the guaranteed rate of return granted to VALIA for its shares held in CSN are now indexed by the INPC, the national consumer price index, calculated and published by IBGE. This alteration has been implemented in view of the change of the index for actuarial liabilities of the old VALIA Defined Benefits plan.

As mentioned before, additional information here presented did not affect CVRD's results for the year 2002 either as measured in US GAAP or in BR GAAP .

With those clarifications, CVRD reaffirms its commitment to transparency and respect for the rights of investors, being permanently available to provide further information.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliàrios and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: March 11, 2003